Schering to divest radiopharmaceutical business of CIS bio international

Berlin, February 23, 2006 - Schering AG, Germany (FSE: SCH; NYSE: SHR) announced today that its French subsidiary Schering S.A.S. will transfer the radiopharmaceutical business of CIS bio international to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and the Institut National des Radioelements (IRE). A respective agreement was signed by the parties on February 22, 2006.

As part of the transaction, the consortium acquires Schering's current radiopharmaceutical business while Schering will continue to focus on promising innovative diagnostic fields of Magnetic Resonance Imaging, Computer Tomography, optical as well as molecular imaging. Closing of the transaction is expected within the first half of 2006.

Approximately 750 employees in different countries will continue employment under the ownership of the consortium. Schering's current radiopharmaceutical business generated net sales of approximately EUR 120 million in 2005.

This divestment is part of Schering's FOCUS initiative and will contribute to further improve the company's profitability.

The transaction will have a negative one-time effect of approximately EUR 50 million on Schering's operating profit for fiscal year 2006.

"We are highly committed to drive innovation in the field of diagnostic imaging," said Dr. Karin Dorrepaal, member of the Executive Board of Schering AG, responsible for Diagnostic Imaging. "We realign our strategy in the area of diagnostic imaging to focus on innovative growth opportunities and to increase our operating performance in this area at the same time."


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

Media Relations: Verena von Bassewitz, T: +49-30-468 192206, verena.vonbassewitz@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Investor Relations:Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de


Find additional information at: www.schering.de/eng